UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Maxim Integrated Products, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

57772K101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Carl W. Jasper

Chief Financial Officer

Maxim Integrated Products, Inc.

120 San Gabriel Drive, Sunnyvale, CA 94086,

Tel: (408) 737-7600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew W. Sonsini, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94303

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,763,187	$1,793.66

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s Common Stock that are eligible for exchange will be exchanged for restricted stock units and cancelled pursuant to this offer. These options have a value of $16,763,187 calculated using the intrinsic value method based upon the average of the high and low prices of the Issuer’s Common Stock as reported on the Nasdaq National Market on January 26, 2006. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on February 1, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.

Form or Registration No.: Not Applicable.

Filing Party: Not Applicable.

Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Introductory Statement

This Amendment No. 3 to Schedule TO is a final amendment to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission on February 1, 2006, in connection with Maxim Integrated Products, Inc.’s (“Maxim”) offer to exchange certain outstanding stock options for restricted stock units on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units dated February 1, 2006, as amended (the “Offer to Exchange”) and the related attachments thereto. This amendment’s sole purpose is to report the results of the tender offer.

Item 4. Terms of the Transaction.

Item 4, subparagraph (a) of the Tender Offer Statement is hereby amended and supplemented to add the following:

The Offer expired at 9 p.m., Pacific Standard Time, on March 1, 2006. Pursuant to the Offer, the Company accepted for exchange eligible options to purchase 11,759,030 shares of the Company’s common stock, representing approximately 59% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions set forth in the Offer to Exchange, the Company will grant 2,355,631 restricted stock units in exchange for the eligible options accepted for exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXIM INTEGRATED PRODUCTS, INC.

/S/ CARL W. JASPER
Carl W. Jasper
Chief Financial Officer

Date: March 20, 2006